Filed by Teekay Tankers Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Commission File No.: 001-33867

Subject Company: Tanker Investments Ltd.

Date: June 1, 2017

Teekay Tankers Ltd’s Analyst And Investor Conference Call

Company:	Teekay Tankers Ltd

Conference Title:	Teekay Tankers Ltd’s Analyst and Investor Conference Call

Moderator:	Kevin Mackay

Date:	01 June 2017

Conference Time:	9:00 ET

Scott Gayton: Before Mr. Mackay begins, I would like to direct all participants to our website at www.teekaytankers.com where you will find a copy of the PROPOSED MERGER OF TNK AND TIL presentation. Mr. Mackay will review this presentation during today’s conference call.

Please allow me to remind you that our discussion today contains forward-looking statements. Actual results may differ materially from results projected by those forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the PROPOSED MERGER OF TNK AND TIL presentation available on our website.

Kevin Mackay: Thank you, Scott. Hello everyone and thank you very much for joining us today. With me on the call today are Vince Lok, Teekay Tankers’ Chief Financial Officer, Stewart Andrade, Teekay Tankers’ VP Strategy and Business Development, and Christian Waldegrave, Head of Strategic Research at Teekay Corporation.

During today’s call, I will be taking you through the Teekay Tankers and Tanker Investments Ltd. (or “TIL”) proposed merger presentation, which can be found on our website.

Starting on slide 3, I am very pleased to announce that Teekay Tankers has agreed to two strategic transactions. First, Teekay Tankers has entered into a definitive agreement to merge with Tankers Investments Ltd. creating the largest publicly-listed mid-sized tanker company. The merger will establish a 62 vessel fleet, including TIL’s 18 modern mid-sized tankers comprised of 10 Suezmax tankers, 6

Page | 1	Ref 8834699	01.06.2017

Teekay Tankers Ltd’s Analyst And Investor Conference Call

Aframax tankers and 2 LR2 tankers, and Teekay Tankers’ fleet of 44 tankers, inclusive of 3 time chartered-in vessels. In addition to increasing fleet size by approximately 40%, the merger will be EPS accretive and strengthens our balance sheet, which we will discuss further on the next slide. The transaction will be completed via a share-for-share exchange ratio of 3.30 shares of Teekay Tankers common shares for each TIL common share, excluding the 11.3% of TIL that Teekay Tankers already owns.

In addition, Teekay Tankers has acquired from Teekay Corporation the remaining 50 percent ownership in Teekay’s commercial and technical operations (Teekay Operations) for $27 million. This acquisition brings all tanker operations directly under Teekay Tankers and completes our evolution into a fully integrated conventional tanker platform. Currently, Teekay Operations commercially manages an aggregate fleet of 90 vessels and provides technical management for 60 vessels. As consideration for the acquisition, Teekay Tankers issued Teekay Corporation approximately 13.8 million Class B common shares.

Turning to slide 4, I will discuss the highlights and benefits of the merger with Tanker Investments.

The merger is expected to be immediately accretive to earnings per share and was 8 percent accretive based on pro-forma 2016 earnings. With a 62-vessel fleet and a combined asset base increasing to $2.4 billion, Teekay Tankers will be the largest publicly listed mid-sized tanker company. Furthermore, the merger will further strengthen the Company’s financial position by decreasing financial leverage and increasing pro-forma liquidity by approximately $117 million. With a larger balance sheet, lower leverage, and increased liquidity, Teekay Tankers is even better positioned to take advantage of opportunities at this low point in the tanker market cycle.

With an average fleet age of 7.3 years, the TIL vessels will reduce the average overall fleet age of Teekay Tanker’s fleet by approximately one year. The transaction is also expected to decrease the all-in cash breakeven by approximately $1,000 per day. Further, with Teekay Operations already providing the commercial and technical management of TIL’s vessels, the Company expects a seamless integration across these two homogenous fleets. For further transaction details and key metrics please refer to the Appendix of this presentation.

Page | 2	Ref 8834699	01.06.2017

Teekay Tankers Ltd’s Analyst And Investor Conference Call

With an even stronger financial foundation, a much larger, younger fleet with which to service our customers globally, and our now fully-integrated tanker operations, we believe Teekay Tankers represents an even more compelling investment in the tanker space.

Moving onto slide 5, I would like to highlight what Teekay Tankers has been able to accomplish since 2015 in establishing ourselves as the World’s leading tanker brand. The Company has focused on aligning sea and shore capabilities by bringing ship management back in house to drive operational excellence, which has been the foundation of the Teekay brand for over 40 years.

We have broadened our service offering with the acquisition and growth of a ship-to-ship transfer business, expanding capabilities and our presence in the strategically important U.S. Gulf region. With the growth in U.S exports, and our continued growth in the ship-to-ship transfer business, we have secured several key lightering contracts to bolster our market share to 25% at rates above current spot tanker market levels. The merger with TIL will allow us to deploy more owned vessels in support of this strategic business.

We have also refocused our customer strategy taking 100% ownership and control of our commercial and technical operations, while consolidating all our fleets’ commercial management under the Teekay Tankers name. The consolidation of the Teekay brand through these changes has allowed us to offer our customers with a seamless integrated offering resulting in higher quality of service and growth in our cargo access.

Since 2015, and including the TIL fleet, we have grown our core vessel segments by acquiring a total of 37 quality mid-sized tankers while modernizing our fleet. This significant increase in scale has allowed us to further optimize our fleet efficiencies, enhance our service offering to both existing and new customers across more regions, and expand our presence in the evolving global trade routes.

Page | 3	Ref 8834699	01.06.2017

Teekay Tankers Ltd’s Analyst And Investor Conference Call

Underpinning all of this, we have continued to strengthen our financial position focused on deleveraging, reducing our financial leverage from 72% two years ago to 46% as of the first quarter of 2017. Furthermore, the merger with TIL will increase our liquidity to approximately $200 million, providing us with increased financial flexibility going forward.

Combined, all of these actions taken since 2015, have generated significant value for Teekay Tankers shareholders and better positions the company to take advantage of future opportunities.

Turning to slide 6, I will take a moment to reiterate our outlook for mid-size tankers, and why we believe the market is set for a turnaround from 2018 onwards.

As shown by the chart on the slide, three years of very low scrapping have led to a build-up of over 300 mid-size vessels aged 15 years or older which will face scrapping in the coming years. When held up against a current orderbook of just under 200 vessels, it suggests that mid-size tanker fleet growth is likely to remain very low from 2018 onwards, particularly as impending regulations such as ballast water and low sulfur regulations could encourage scrapping as Owners looks to avoid costly CAPEX requirements.

Although recent weeks have seen an uptick in new tanker orders, most of the orders have been in the VLCC segment with only two Suezmax and 13 Aframax orders placed since the start of the year. In addition, the recent wave of consolidation in the tanker sector has shown a preference of public shipping companies to acquire existing fleets instead of ordering additional newbuildings. Furthermore, we believe that ordering will remain limited to a small number of well-capitalized Owners and that financial constraints and shrinking shipyard capacity will help to keep the overall level of orders low compared to the historical average.

Page | 4	Ref 8834699	01.06.2017

Teekay Tankers Ltd’s Analyst And Investor Conference Call

Turning to slide 7, we look at our long-term demand outlook and how changing tanker market trade patterns will support mid-size tanker demand in the coming years.

The bars on the map show the expected change in oil supply and demand over the next five years as per the IEA’s latest medium-term outlook. It shows that there will be an increasing deficit of oil in Asia, and a growing surplus in the Atlantic basin. We therefore expect that the trend of increasing long haul movements from the Atlantic to Pacific, which has been a key feature of the tanker market in the early part of 2017, will continue to grow in the next few years.

Growing oil production in traditional Aframax and Suezmax load regions, as shown by the arrows on the map, will further support mid-size tanker demand. This includes an increase in crude oil exports out of the US Gulf, as well as growing exports from Brazil, a recovery in exports from West Africa, and more volumes from the Black Sea as production at the Kashagan field continue to ramp up.

Turning to slide 8, we bring together our supply and demand outlook by taking a look at projected tanker fleet utilization.

As shown by the chart on the slide, we anticipate 2017 to be the low point in the current market cycle as tanker fleet growth outstrips demand for the second year in a row. However, a shrinking orderbook and the potential for higher scrapping should lead to lower fleet growth from 2018. In addition, we expect tanker demand growth to recover upon the conclusion of OPEC supply cuts, and a continuation of Atlantic-to-Pacific movements to drive an increase in tanker tonne-mile demand. With these factors combined, we believe that tanker market fundamentals are aligning toward an improved market environment from 2018 and that Teekay Tankers, with its industry-leading fleet of mid-size tankers, will be well placed to benefit from this upturn.

Page | 5	Ref 8834699	01.06.2017

Teekay Tankers Ltd’s Analyst And Investor Conference Call

In closing, I would reiterate how excited we are to reach agreement on this accretive merger with Tanker Investments and taking full control of Teekay Operations. These transactions firmly establish Teekay Tankers as the leading company in the mid-sized tanker segment and positions the company to take advantage of new opportunities in the anticipated market recovery. With our scale, integrated global customer offering, and industry leading operational excellence, Teekay Tankers continues to execute on its strategy and deliver long term shareholder value.

With that, operator, we are now available to take questions.

Operator: Thank you. As a reminder, if you would like to ask a question, please signal by pressing star one on your telephone keypad. If you are using a speaker phone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, that is star one to ask a question. And we will take our first question from Gregory Lewis with Credit Suisse.

Gregory Lewis: Yes, thank you and good morning.

Kevin Mackay: Morning, Gregory.

Gregory Lewis: Hi, could you, congratulations on the transaction. Um, just two questions. One is, in terms of the time. I mean, just curious, you know we are in early June 2017, is this, was the timing anything to do with, you know, the outlook? I am just curious, you know, why now? You know this is something that has been out there for three, six, over a year, just curious on why now.

Kevin Mackay: Yeah, it is a good question, Gregory. The, our ownership in Tankers Investments has been there since the beginning and it is obviously something that we have considered over the course of time as we look at growing Teekay Tankers and what opportunities are there for us to execute on our strategy. So it is something that has been in our mind obviously since for a long time. And as the special committee within the TIL board, made a decision from their perspective the timing was right to execute on their strategy. When we were approached along with others to

Page | 6	Ref 8834699	01.06.2017

Teekay Tankers Ltd’s Analyst And Investor Conference Call

look at this opportunity and to bid on it. We reran our models, looked at where we felt we were in the market cycle, and on the basis that it was an accretive merger for us, and looking at the forward outlook on the market, we felt that the timing was opportune and it was worth executing on now.

Gregory Lewis: Okay, great. And then just one more from me. You know it is always difficult to talk about this, you know, as the ink is not yet dry on this transaction. But, you know, as we look at the acquisition of TIL, increases your liquidity, neutral, improves your balance sheet. Does this make, does this put Teekay Tankers in a better position to look at other acquisitions?

Kevin Mackay: Well I think first and foremost, we look at this acquisition and how it helps us in the current market environment. And as I said it is accretive on an EPS basis. It helps us to continue our strategy of deleveraging the balance sheet. Importantly, also gave us a significant liquidity boost which will help us through this challenging period where we have got headwinds and spot market. And it reduces our cash breakeven by a thousand dollars a day so it was a lot of benefits to do the transaction. It puts us in a much stronger financial position. Not only to weather us through the current cycle, but also to look at where positions Teekay Tankers going forward, and the ability to look at other opportunities if and when they arise.

Gregory Lewis: Okay, great. Hey, Kevin, congratulations once again on the transaction.

Kevin Mackay: Thanks very much, Gregory.

Operator: And we will take our next question from Michael Webber with Wells Fargo.

Michael Webber: Hey good morning, guys, how are you?

Kevin Mackay: Morning, Mike. How are you?

Page | 7	Ref 8834699	01.06.2017

Teekay Tankers Ltd’s Analyst And Investor Conference Call

Michael Webber: Good. Good. Kevin, just to clarify, I guess, the answer you just gave on the timing. So the timing on this was driven specifically by an approach from TIL?

Kevin Mackay: Yes, for our understanding, the board of TIL elected a special committee of their independent directors who drove a competitive bidding process through a banking support. And we were approached by that banker to enquire of our interest to the acquisition. As I said it was obviously something that we looked at in the past, and we considered for this process.

Michael Webber: Okay. No, that is from me, now that is all. Just around the accretions on slide eleven when you are talking about, you know like generally being accretive the EPS, and I think you are selling 8% here. This data, is this with or without the acquisition of the manager?

Vincent Lok: Hi Mike, it’s Vince. That is including the 50% of the tanker operations. But that is not that material to the overall transaction but it is included. We will provide more details in the second quarter earnings when that comes out.

Michael Webber: Gotcha. If I could, just one last question around the acquisition of the manager events is. You know, how do you actually think about the actual valuation of that manager? You know, $27 million, I mean get for 50% that implies you know, I think 7 and 8 million bucks a year of EBITDA, for the entire manager being generated so that the entire fleet, you know. How do you arrive at that price point? And I guess, and that you mention it more debt [inaudible] but if there is any colour as to what actual cost savings you get to see at TNK from having it all on house, it will be helpful.

Page | 8	Ref 8834699	01.06.2017

Teekay Tankers Ltd’s Analyst And Investor Conference Call

Kevin Mackay: Yeah, that, the valuation was reviewed and approved by the independent conflicts committee of the Teekay Tankers, and they used one of the big accounting firms to provide independent valuation. So if you look back at the 2016 financials for Teekay Tankers where we own 50%, that generated roughly about 5 million as EBITDA. So you consider look at that as it compares to the $27 million. And now that Teekay Tankers has a larger owned fleet, I think that gives more predictability into those cash flows, and as a business we plan to continue to grow. We are providing those services to third party, third party ship owners and so really like that transaction and consolidating those operations into Teekay Tankers along with the hardware.

Michael Webber: Great. And then the remaining conventional assets still at Teekay Subs, those are managed now by TNK correct?

Kevin Mackay: As it relates to conventional tankers, yes. That is right.

Michael Webber: Okay. Good. All right. Thanks. I will turn it over. Thanks for the time, guys.

Kevin Mackay: Thanks, Mike.

Operator: And we will take our next question from Fotis Giannakoulis from Morgan Stanley.

Fotis Giannakoulis: Yes, and hi, gentlemen. Congratulations on this transaction. Kevin, you mentioned earlier about operational efficiencies from, as a result of this acquisition and merger. Can you be a little bit more specific given the fact that the fleet was already in control of the overall TK Group? How are you expecting to create these efficiencies?

Kevin Mackay: Yeah, I think one of the big factors in saying we are creating those efficiencies around the seamless integration of this fleet into the Teekay Tankers ownership, avoids any of the typical integration costs. We do not have to re-vet these vessels or get oil major approvals to continue trading them. Commercially, they, as you said, have always been within the group so we avoid a lot of the typical integration costs and challenges that you do when you acquire a vessel or a fleet of vessels. And that was one of the strategic aspects of this transaction that drove us to the

Page | 9	Ref 8834699	01.06.2017

Teekay Tankers Ltd’s Analyst And Investor Conference Call

deal. The fact that we operated these ships both technically and commercially. We have had good line of sight from how they operate. We know that TIL is invested well in these ships and ask us to take care of them. So we felt it was an acquisition that had advantages over, if you were a traditional or normal asset acquisition.

Vincent Lok: There will be some energy and G&A savings as well for this probably in the neighbourhood of $1 million to $2 million a year. Obviously not requiring to…We are going to be delisting TIL post acquisition, so there will be some savings as well.

Fotis Giannakoulis: Thank you, Vince. Just to clarify. I think that you mentioned earlier that the stake over, in the technical operation that the parent sold to TNK, was generating $5 million a year. Is that correct? And is this a roadmap guidance for the cash flow impact between the two entities going forward?

Kevin Mackay: Yes, that is right. The 50% represents the $5 million of EBITDA based on 2016 results. Those results could vary from year to year a little bit, depending on tanker rates because the commercial management fees are partially based on the tanker rates. But as I said, we also intend to grow that business going forward. So that number could grow in the future.

Fotis Giannakoulis: And I assume that on the other way, it is going to be a small hit on the Teekay’s parent cash flow, is that correct?

Kevin Mackay: Yeah, although in this case Teekay parent is taking back shares of TNK, so it will be partially offset by dividends from TNK.

Fotis Giannakoulis: Okay. That is very clear, very helpful. And Vince, regarding this separation of, or full adoption of the technical and commercial management by the subsidiary from the parent. Is this a roadmap also for the other companies? And try to run the fleet on their own without assistance of the parent?

Page | 10	Ref 8834699	01.06.2017

Teekay Tankers Ltd’s Analyst And Investor Conference Call

Vincent Lok: No, I do not think so. I think with the other daughter companies, and as relates to the corporate functions for TNK, we believe there is a lot of synergies to provide those services on a combined basis through the parent company. I think in this case, this is a, most of the value here is in the commercial management of tankers and where we also provide these services to third parties. So this is much more of a business on its own, has its own P&L in a way, and so it is unique from the other type of services we provide to the other daughters.

Fotis Giannakoulis: Thank you, Vince. And one last question that has to do with a relationship with a parent. There are still these Class B shares, given the fact that now that technical operation is in the hands fully at the Teekay Tanker level. Are there are any thoughts of a similar exchange of the Class B shares with Class A shares that will help also the parent to increase its liquid participation in Teekay Tankers?

Vincent Lok: Ah, nope. No, no, there is no plans. Other than of course the, as part of the TIL merger. Teekay parent does own 8% percent of TIL and is in favour of this merger, and so it will be exchanging those TIL shares for TNK shares as part of the merger.

Fotis Giannakoulis: Thank you very much, Vince. Congratulations once again.

Vincent Lok: Thanks, Fotis.

Operator: And we will take our next question from Chris Karger from Huber Capital Management.

Page | 11	Ref 8834699	01.06.2017

Teekay Tankers Ltd’s Analyst And Investor Conference Call

Chris Karger: Hi, Kevin and Vince. Given you need approval by Class A shareholders for the transaction, and you have been able to go further out strengthening your balance sheet, and post close of the sale we expect transaction should have $230 million of adjusted liquidity, what sort of guarantees can you give Class A holders? Will you use some of this excess liquidity to buy back stock to the current discount to NAV? And you know, sort of the trough of the cycle here in 2017 and heading what you think is going to be a better ’18.

Vincent Lok: Yeah hi, Chris. Stock buybacks, they are something that is in the toolbox at all times that we consider, and when we are looking at cap allocation. As you mention, this merger does strengthen TNK’s balance sheet. I guess as a bigger balance sheet, more liquidity, lower leverage, balance against that as you know, we are expecting a weaker tanker market in 2017, and that is taken to account. But in terms of creating shareholder value, share buybacks is certainly one of the tools that we will consider obviously, discuss with our board. Taking that into consideration in terms of where we sit on our balance sheet and what the outlook is.

Chris Karger: Okay. Thanks, Vince.

Vincent Lok: Thank you.

Operator: And we will take our next question from John Humphreys from Bank of America Merrill Lynch.

John Humphreys: Hi good morning, gentlemen, and congratulations. I actually have a question around now that you will have this larger fleet and recently done some sale, leaseback transactions, and you mention that ship owners are increasing their second-hand purchases versus new-build. Is part of this strategy to have a number of vessels that might be attractive for you to sell off?

Page | 12	Ref 8834699	01.06.2017

Teekay Tankers Ltd’s Analyst And Investor Conference Call

Kevin Mackay: Well obviously we are always looking at our portfolio of assets and trying to understand what the long-term outlook is in terms of values and valuations for the assets. So, as you look going forward, as you know we did the sale leaseback transaction that we spoke about in the earnings call. And giving that we are adding 18 modern vessels with an average age of 7 years, that does help improve modernise our fleet. So as we go forward, it does give us more optionality in terms of potentially doing further sale leasebacks, or looking at some of our older assets, and integrating the new fleet into the decision-making process around what we do with those older ships, given some of the CAPEX requirements that are coming up because of industry regulations. I think it is a similar sort of decision-making that a lot of owners are going to be facing with, the older vessels in their fleets.

John Humphreys: Thank you. And then, just then just to double back on the timing that you should see ’17 as a trough and ’18. What sort of, sort of, cushion or scenarios that you guys run if that recovery does not come until ’19, given supply could still outpace demand. If say, OPEC, you know, is extended and there are some further headwinds that carry this trough into ’18.

Kevin Mackay: Yeah, that was something that we considered in terms of our scenario planning. Looking at this potential acquisition. So as we went through the models, obviously doing base and high cases and low cases, we have modelled out what happens if the tanker market does get extended with these headwinds. And as you know the transaction does bolster our balance sheet. It does help us inject some liquidity into the balance sheet. That should help us transition if this market extends longer than what we are projecting.

John Humphreys: Okay, great. Thanks very much and congratulations again.

Kevin Mackay: Thank you.

Operator: And that concludes today’s question and answer session. Mr. Mackay, this time I will turn the conference back to you for any additional or closing remarks.

Page | 13	Ref 8834699	01.06.2017

Teekay Tankers Ltd’s Analyst And Investor Conference Call

Kevin Mackay: Thank you very much for joining us today. As I said in my opening remarks, we were really excited about this transaction and we feel it has put Teekay Tankers in a leading position to take advantage of the opportunities that lay ahead of us. We look forward to speaking to you in a couple of months, on our earnings call. Thanks very much.

Operator: And that does conclude today’s conference. Thank you for your participation. You may now disconnect.

Page | 14	Ref 8834699	01.06.2017